Public Power Corporation S.A. - File No 82-34707

SEC Mail Processing Section
DEC 03 2008
Washington, DC
105

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER DEC 04 2008 No/Date : ΓΔΙ : 575 | 28-11-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

OFFICE OF INVESTOR EDUCATION AND ADVOCACY

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Financial data and information for the 9M 2008 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

08006213

PROCESSED
DEC 12 2008
THOMSON REUTERS

Enclosure

- Financial data and information for the 9M 2008 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the nine month period from January 1, 2008 to September 30, 2008

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim condensed consolidated and separate financial statements were approved by Public Power Corporation Board of Directors on November 27, 2008 and they are available in the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro - except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2008-30.09.2008	01.01.2007-30.09.2007	01.07.2008-30.09.2008	01.07.2007-30.09.2007	01.01.2008-30.09.2008	01.01.2007-30.09.2007	01.07.2008-30.09.2008	01.07.2007-30.09.2007
REVENUES:								
Revenue from energy sales	4,115,360	3,572,223	1,547,566	1,273,118	4,115,225	3,572,223	1,547,465	1,273,118
Other	300,959	269,619	103,815	98,371	300,959	269,619	103,815	98,460
	4,416,319	3,841,842	1,651,381	1,371,489	4,416,184	3,841,842	1,651,280	1,371,578
EXPENSES:								
Payroll cost	792,068	805,554	271,520	276,099	788,720	802,157	270,233	274,210
Fuel	2,034,428	1,596,382	814,861	612,352	2,034,428	1,596,382	814,861	612,352
Depreciation and Amortization	321,962	366,987	108,929	121,738	318,862	363,480	107,852	120,590
Energy purchases	772,106	498,481	310,687	205,319	783,852	509,790	315,764	209,807
Transmission system usage	256,712	225,171	89,060	85,308	256,712	225,171	89,060	85,308
Provision for CO_2 emission rights	110,153	5,015	52,440	-	110,153	5,015	52,440	-
Provisions	15,821	(27,441)	(4,089)	(3,196)	15,821	(27,441)	(4,089)	(3,196)
Financial expenses	155,675	135,077	55,676	46,514	155,640	135,076	55,661	46,513
Financial income	(24,151)	(22,230)	(6,705)	(5,098)	(99,181)	(22,208)	(6,690)	(5,100)
Other (income)/expense, net	215,987	191,335	78,803	62,517	211,669	189,145	77,219	61,597
Share of loss/(profit) of associates	15,109	(2,269)	11,449	9,058	-	-	-	-
Foreign currency (gains)/losses, net	8,729	(6,861)	12,005	(4,127)	8,729	(6,861)	12,005	(4,127)
PROFIT/ (LOSS) BEFORE TAX	**(258,280)**	**76,641**	**(143,255)**	**(34,995)**	**(169,221)**	**72,136**	**(133,036)**	**(26,376)**
Income tax expense	13,650	(16,439)	10,414	(4,210)	13,614	(14,190)	11,194	(5,203)
PROFIT/ (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS	**(244,630)**	**60,202**	**(132,841)**	**(39,205)**	**(155,607)**	**57,946**	**(121,842)**	**(31,579)**
Profit after tax from disposal group	-	-	-	-	-	6,406	-	2,188
PROFIT/ (LOSS) AFTER TAX	**(244,630)**	**60,202**	**(132,841)**	**(39,205)**	**(155,607)**	**64,352**	**(121,842)**	**(29,391)**
Earnings /(loss)per share, basic and diluted	(1.05)	0.26	(0.57)	(0.17)				
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000				

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEETS
AS OF SEPTEMBER 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	30.09.2008	31.12.2007	30.09.2008	31.12.2007
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,712,501	11,432,877	11,652,172	11,374,519
Software, net	24,581	21,173	24,493	21,120
Available for sale financial assets	44,795	72,453	44,795	72,453
Other non- current assets	22,605	39,119	110,743	174,439
Total non-current assets	**11,804,482**	**11,565,622**	**11,832,203**	**11,642,531**
Current Assets:				
Materials, spare parts and supplies, net	831,529	708,736	830,706	707,973
Trade and other receivables, net and other current assets	1,421,225	969,506	1,422,920	989,496
Cash and cash equivalents	49,084	196,541	46,206	28,290
Total Current Assets	**2,301,838**	**1,874,783**	**2,299,832**	**1,725,759**
Total Assets	**14,106,320**	**13,440,405**	**14,132,035**	**13,368,290**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,594	106,679	106,679	106,679
Revaluation surplus	4,239,738	4,175,422	4,213,711	4,150,222
Fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Reserves	282,750	307,702	278,698	307,702
Retained earnings	298,359	570,240	345,021	523,827
Total Equity	**5,047,299**	**5,279,901**	**5,063,967**	**5,208,288**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,595,555	2,769,775	2,595,555	2,769,775
Provisions	444,258	454,523	444,258	454,523
Other non-current liabilities	2,677,956	2,624,861	2,679,423	2,624,744
Total Non-Current Liabilities	**5,717,769**	**5,849,159**	**5,719,236**	**5,849,042**
Current Liabilities:				
Trade and other payables and other current liabilities	1,443,796	1,087,448	1,452,497	1,087,063
Dividends payable	241	231	241	231
Short term borrowings	402,725	196,900	401,700	196,900
Current portion of interest bearing loans and borrowings	1,494,490	1,026,766	1,494,394	1,026,766
Total Current Liabilities	**3,341,252**	**2,311,345**	**3,348,832**	**2,310,960**
Total Liabilities and Equity	**14,106,320**	**13,440,405**	**14,132,035**	**13,368,290**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro - except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Available for sale Financial Assets Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Valuation of available for sale financial assets	0	0	0	0	0	13,794	0	13,794	0	13,794
Total income and expense for the period recognized directly in equity	0	0	0	0	0	13,794	0	13,794	0	13,794
Net income for the period	0	0	0	0	0	0	0	0	60,202	60,202
Total income and expense for the period	0	0	0	0	0	13,794	0	13,794	60,202	73,996
Dividends	0	0	0	0	0	0	0	0	(37,120)	(37,120)
Transfers	0				0	0	0	0	0	0
Other	0	0	0	0	0	0	(130)	(130)	4	(126)
Balance, September 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	51,028	208,653	259,681	411,077	5,115,181
Balance, December 31, 2007	1,067,200	106,679	45,628	4,175,422	(947,342)	53,641	208,433	262,074	570,240	5,279,901
Valuation of available for sale financial assets	0	0	0	0	0	(29,004)	0	(29,004)	0	(24,004)
Total income and expense for the period recognized directly in equity	0	0	0	0	0	(29,004)	0	(29,004)	0	(24,004)
Net income for the period	0	0	0	0	0	0	0	0	(244,630)	(244,630)
Total income and expense for the period	0	0	0	0	0	(29,004)	0	(29,004)	(244,630)	(273,634)
Dividends	0	0	0	0	0	0	0	0	(23,200)	(23,200)
Changes due to reduction of tax rate	0	0	0	64,316	0	0	0	0	0	64,316
Transfers	0	(85)	4,052	0	0	0	0	0	(4,052)	(85)
Other	0	0	0	0	0	0	0	0	1	1
Balance September 30, 2008	1,067,200	106,594	49,680	4,239,738	(947,342)	24,637	208,433	233,070	298,359	5,047,299

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Available for sale Financial Assets Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898	5,158,338
Valuation of available for sale financial assets	0	0	0	0	0	13,794	0	13,794	0	13,794
Total income and expense for the period recognized directly in equity	0	0	0	0	0	13,794	0	13,794	0	13,794
Net income for the period	0	0	0	0	0	0	0	0	64,352	64,352
Total income and expense for the period	0	0	0	0	0	13,794	0	13,794	64,352	78,146
Dividends	0	0	0	0	0	0	0	0	(37,120)	(37,120)
Transfers	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	(350)	(350)	3	(347)
Balance September 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	51,028	208,433	259,461	495,133	5,199,017
Balance, December 31, 2007	1,067,200	106,679	45,628	4,150,222	(947,342)	53,641	208,433	262,074	523,827	5,208,288
Valuation of available for sale financial assets	0	0	0	0	0	(29,004)	0	(29,004)	0	(29,004)
Total income and expense for the period recognized directly in equity	0	0	0	0	0	(29,004)	0	(29,004)	0	(29,004)
Net income for the period	0	0	0	0	0	0	0	0	(155,607)	(155,607)
Total income and expense for the period	0	0	0	0	0	(29,004)	0	(29,004)	(155,607)	(184,611)
Dividends	0	0	0	0	0	0	0	0	(23,200)	(23,200)
Changes due to reduction of tax rate	0	0	0	63,489	0	0	0	0	0	63,489
Transfers	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	1	1
Balance September 30, 2008	1,067,200	106,679	45,628	4,213,711	(947,342)	24,637	208,433	233,070	345,021	5,063,967

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2008 – 30.09.2008	01.01.2007 – 30.09.2007	01.01.2008 – 30.09.2008	01.01.2007 – 30.09.2007
Cash flows from operating activities				
Profit/(loss) before tax from continuing operations	(258,280)	76.641	(169,221)	72,136
Profit before tax from disposal group	-	-	-	7,373
Adjustments:				
Depreciation and amortization	433,721	475,661	430,311	472,154
Amortization of customers' contributions and subsidies	(49,383)	(45,215)	(49,693)	(45,215)
Interest expense	149,722	127,269	149,687	127,269
Other adjustments	(6,726)	1,943	(21,812)	4,303
Changes in assets	(553,019)	(233,128)	(561,216)	(234,693)
Changes in liabilities	344,216	37,193	380,925	38,949
Net Cash from Operating Activities	**60,251**	**440,364**	**158,981**	**442,276**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(716,752)	(577,247)	(711,337)	(577,655)
Proceeds from customers' contributions and subsidies	153,631	151,674	153,631	152,515
Interest received and dividends received	19,683	22,111	19,679	22,089
Investments	(49)	(14,090)	62,173	(19,935)
Net Cash used in Investing Activities	**(543,487)**	**(417,552)**	**(475,854)**	**(422,986)**
Cash Flows from Financing Activities				
Net change in short term borrowings	205,825	1,400	204,800	1,400
Proceeds from interest bearing loans and borrowings	815,000	850,000	815,000	850,000
Principal payments of interest bearing loans and borrowing	(524,990)	(715,044)	(524,990)	(715,044)
Interest paid	(136,866)	(116,635)	(136,831)	(116,635)
Dividends paid	(23,190)	(37,086)	(23,190)	(37,086)
Net Cash used in Financing Activities	**335,779**	**(17,365)**	**334,789**	**(17,365)**
Net increase/(decrease) in cash and cash equivalents	(147,457)	5,447	17,916	1,925
Cash and cash equivalents at beginning of the period	196,541	35,537	28,290	31,535
Cash and cash equivalents at the end of the period	**49,084**	**40,984**	**46,206**	**33,460**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

SELECTED EXPLANATORY NOTES

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying condensed financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At September 30, 2008 and 2007, the number of staff employed by the Group was approximately 23,900 and 25,810, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO"), and for which PPC is compensated.

At September 30, 2008 and 2007, 247 and 252 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 199 and 211, respectively, whose total payroll cost amounted to Euro 6,350 and Euro 6,760 for the six month period ended September 30, 2008 and 2007, respectively.

As a vertically integrated electric utility, PPC generates electricity in its own 62 power generating stations (32 additional stations were transferred to PPC Renewables, through the spin off procedure in 2007), facilitates the transmission of electricity through approximately 11,953 kilometres of high voltage power lines and distributes electricity to consumers through approximately 216,300 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

In the period 01.01.2008 – 30.09.2008 the following changes in the legal framework which governs PPC's operations, appeared:

Provisions of Law 3587/2007 : According to law 3175/2003 (as amended with Law 3426/2005) PPC was given generation licenses for the renewal and replacement of older units, of a total power up to 1600MW. Those older units, after their replacement would remain in cold reserve and its management is being conducted in compliance with the Grid Code and is undertaken by the Hellenic Transmission System Operator (HTSO), on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

According to Law 3587/2007, article 19, a generation license of up to 800 MW was granted, in addition to the above mentioned one, for the replacement until 2017, of older units by modern ones. The law provides that the old units will be dismantled after they cease to operate.

The Minister of Development in a letter dated 12.09.2007 to PPC's Chairman of the Board and Chief Executive Officer accepted PPC's proposal to put in cold reserve or/and replace units of a power up to 800MW in excess of the above mentioned, in the context of its business plan, under the provision that those will replace old polluting and poorly performing units. In addition, it is reported that a relevant legislative amendment will be filed, based on which PPC will be allowed, without restriction or limit, to further install new units to replace old polluting ones.

2. CHANGES IN LEGAL FRAMEWORK (Continued)

Public Service Obligations: By its opinion no 309/2008 to the Minister of Development, the Regulatory Authority for Energy (RAE) has defined the yearly return for covering Public Service Obligations for the year 2007 to Euro 450,395,867. The return is incorporated in PPC's invoices for supplying power and consequently in its revenues for the year 2008.

3. BASIS OF PRESENTATION FOR THE INTERIM CONDENSED FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the nine month period ended September 30, 2008 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2007 made publicly available.
The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.
The financial statements are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

(b) ***Approval of Financial Statements:*** The Board of Directors approved the accompanying financial statements for the nine month period ended September 30, 2008, on November 27th, 2008.

3.2. ACCOUNTING POLICIES

The accounting policies applied to the separate and consolidated financial statements are the same as those applied to the annual separate and consolidated financial statements for the year ended December 31, 2007 with the exception of the following interpretations that were applied initially in 2008, without causing any effect in the financial statements:

- IFRIC 11: IFRS 2 – Group and Treasury Share Transactions
- IFRIC 12: Service Concession Arrangements.
- IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Deviation from the standards for a more accurate and fair presentation of the economic performance

Until 2007, PPC recognised its liability for covering shortages of CO_2 emission allowances using the method of net liability. According to this method a liability for CO_2 emission allowances is recognised when the actual emissions exceed the allocated ones, while any CO_2 emission allowances that are acquired in excess of the ones needed to cover for shortages are recognised as assets at acquisition cost minus any accumulated impairment loss.

(All amounts in thousands of Euro, unless otherwise stated)

3.2. ACCOUNTING POLICIES (Continued)

Since 2008, PPC recognises a liability independently of whether actual emissions exceed the allocated ones on the base of estimated expected shortage in year level. Such a modification is not in accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", according to which the relevant liability is allowed to be recognised at the time the shortage occurs, which is when the actual CO_2 emission exceed the allocated ones.

PPC decided to proceed with such change, since if following the above mentioned practise, would recognise any shortage –if occurred- for each year, in the last corresponding three month period, and while that would be in accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", it would be misleading and would lead to adverse conclusions than the ones the financial statements aim to, which is to provide reliable and as much as possible, relevant information concerning the effect of the relative matter to the results of the interim periods. For those reasons PPC decided, in order to achieve the accurate and fair presentation for the interim periods to proceed with the above mentioned deviation. That did not have any effect to the comparative data for the current period.

By implementing the new policy and based on temporary actual data, the total volume of CO_2 emissions for the Parent Company bound plants for the nine month period 01.01.2008 – 30.09.2008 amount to 40 million tones. In addition, based on updated budgeted data, the total CO_2 emissions volume, for PPC's bound plants, for the period 01.10.2008- 31.12.2008, is estimated at 13.6 million tones. Accordingly, and based on current data, total CO_2 emissions for the year 2008, are estimated at 53.6 million tones. It is pointed out that CO_2 emissions for the year 2008 will be considered final in March 2009, when the verification of the annual emissions reports by accredited third party verifiers, will be completed.

In November 2007, PPC submitted 31 applications to the competent authorities for the issuance of emission permits for its bound plants, concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012.

According to CO_2 emission allowances allocation tables per bound unit and per year for the period 2008-2012, as announced by the European Commission on September 5, 2008 CO_2 emission allowances allocated to PPC's bound plans for the year 2008, amount to 44.3 million tones. It is noted that the finalisation of the National Allocation Plan for the period 2008-2012 by the competent Ministries, is still pending.

Based on the above, PPC is expected to exhibit a shortage of CO_2 emission allowances for the year 2008 amounting to 9.3 million tones, approximately, out of which a shortage of 6.9 million tones, approximately, correspond to the nine month period ended September 30, 2008. Taking under consideration the current negotiation prices for CO_2 emission allowances as well as the cost of the already acquired CO_2 emission allowances, PPC has recorded a provision in its statement of income amounting to Euro 110.2 million (out of which Euro 1.5 million correspond to participation expenses for CO_2 emission allowances purchases).

(All amounts in thousands of Euro, unless otherwise stated)

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective for the current reporting period and which PPC has not early adopted, as follows:

IFRIC 15 "Agreements for the Construction of Real Estate", (effective for annual periods beginning on or after 1 January 2009 and must be applied retrospectively). IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 'Construction Contracts' or IAS 18 'Revenue Recognition' and, accordingly, when revenue from such construction should be recognized. Currently it is estimated that there will be no the impact of this interpretation on the financial statements. This Interpretation has not yet been endorsed by the EU.

IFRIC 16, "Hedges of a Net Investment in a Foreign Operation", (effective for annual periods beginning on or after 1 October, 2008 and can be applied retrospectively or prospectively). IFRIC 16 clarifies three main issues, namely: A presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. Hedging instruments may be held by any entity or entities within the group and while IAS 39, 'Financial Instruments: Recognition and Measurement', must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 'The Effects of Changes in Foreign Exchange Rates' must be applied in respect of the hedged item. This interpretation will have no impact on the Company's financial statements. This Interpretation has not yet been endorsed by the EU.

Collection of amendments to various IFRSs (2008): "Improvements to IFRSs" is the first standard issued as part of the IASB's "Annual Improvement Process" and includes a number of minor changes to various IFRSs. The amendments are made to specify the contents of the rules and eliminate unintended inconsistencies among the standards. Most of the amendments become effective for fiscal years starting on or after January 1, 2009. The impact of the first-time application of these amendments on the financial statements is currently being reviewed.

4. SEASONALITY OF OPERATIONS

The Company's operations are subject to seasonality due to the increased demand for electricity during the summer and winter months, a trend which is not reflected in its operating results as these are affected by external factors (fuel prices, hydrological conditions etc.).

5. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	30.09.2008	31.12.2007	30.09.2008	31.12.2007
PPC Telecommunications S.A.	-	-	4,441	66,614
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	70,482
Total	-	-	75,761	137,934

(All amounts in thousands of Euro, unless otherwise stated)

5. INVESTMENTS IN SUBSIDIARIES (Continued)

In March 2008 the Parent Company, as the sole shareholder of its subsidiary PPC Telecommunications S.A. has decided to proceed to a reduction of its share capital by Euro 62,173, which was then returned to the Parent Company in April 2008.

In June 2006, the Annual Shareholders' General Assembly for PPC Rhodes S.A.decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The process is yet to be completed.

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest		Country of Incorporation and activity	Principal Activities
	30.09.2008	31.12.2007		
PPC Renewables S.A.	100%	100%	Greece	Production of power by renewable sources
PPC Rhodes S.A.	100%	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	Telecommunication services
Arkadikos Ilios Ena S.A.	100%	100%	Greece	Production of power by renewable sources
Arkadikos Ilios Dio S.A.	100%	100%	Greece	Production of power by renewable sources
Arkadikos Ilios Tria S.A.	100%	100%	Greece	Production of power by renewable sources
Etolikos Ilios Ena S.A.	100%	100%	Greece	Production of power by renewable sources
Etolikos Ilios Dio S.A.	100%	100%	Greece	Production of power by renewable sources
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	100%	Greece	Production of power by renewable sources
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	100%	Greece	Production of power by renewable sources

6. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.09.2008	31.12.2007	30.09.2008	31.12.2007
LARKO S.A.	8,025	22,487	30,800	30,800
PPC Renewables ROKAS S.A.	1,111	1,207	-	-
PPC Renewables TERNA Energiaki S.A.	443	456	-	-
PPC Renewables DIEKAT Energy S.A.	2,140	2,005	-	-
PPC Renewables MEK Energiaki S.A.	1,074	1,162	-	-
PPC Renewables ELTEV AIFOROS S.A.	965	966	-	-
PPC Renewables EDF EN GREECE S.A.	5,795	5,582	-	-
Good Works S.A.	163	162	-	-
Aeoliko Parko Louko S.A.	26	-	-	-
Aeoliko Parko Babo Vιglies S.A.	26	-	-	-
Aeoliko Parko Lefkivari S.A.	26	-	-	-
Aeoliko Parko Agios Onoufrios S.A.	26	-	-	-
Aeoliko Parko Kiliza S.A.	27	-	-	-
Total	19,847	34,027	30,800	30,800

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN ASSOCIATES (continued)

The Group and the Company's associates are as follows:

Name	Note	Ownership Interest		Country of Incorporation	Principal Activities
		30.09.2008	31.12.2007		
Larco S.A.		28.56%	28.56%	Greece	Metallurgical
PPC Renewables ROKAS S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables TERNA Energiaki S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables DIEKAT Energy S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables MEK Energiaki S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables ELTEV AIFOROS S.A.		49,00%	49,00%	Greece	Renewable energy sources
PPC Renewables EDF EN GREECE S.A.		49,00%	49,00%	Greece	Renewable energy sources
EEN VOIOTIA S.A.	1	46.60%	46.60%	Greece	Renewable energy sources
Good Works S.A.		49,00%	49,00%	Greece	Renewable energy sources
ORION ENERGIAKI S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
ASTREOS ENERGIAKI S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
PHOIBE ENERGIAKH S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
IAPETOS ENERGIAKI S.A.	2	49,00%	49,00%	Greece	Renewable energy sources
Aeoliko Parko Louko S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Babo Viglies S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Lefkivari S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Agios Onoufrios S.A.		49,00%	-	Greece	Renewable energy sources
Aeoliko Parko Kiliza S.A.		49,00%	-	Greece	Renewable energy sources

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

LARCO S.A. does not prepare its financial statements under International Financial Reporting Standards and does not prepare interim financial statements. As a result, in order for the Group to apply the equity method of accounting for this associate in its September 30, 2008 consolidated financial statements, the Group used the associate's financial information for the first semester of 2008, a method which in not in accordance with the methods prescribed in IAS 28 "Investments in associates".

One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which is the sole shareholder of Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003.
On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. That transaction resulted in a profit of Euro 165 million which was charged in the Group's 2007 results. In the period 01.01.2008 – 30.06.2008, PPC Telecommunications distributed dividends that amounted to Euro 77 million, approximately, and which is charged in the Parent Company's results.

In the period 01.01.2008 – 30.09.2008, the Parent Company participated in the losses of associate companies amounted to Euro 3,660 and which concerned LARKO, (loss of Euro 14.5 million), SENCAP – PPC's joint venture with Contour Global- (loss of Euro 1.0 million) and PPC Renewables' associates (gain of Euro 0.4 million).

7. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP, established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders'

(All amounts in thousands of Euro, unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES (continued)

agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

During 2007, SENCAP realized two share capital increases by an amount of Euro 5,080 which was paid in full, by both parties, while, both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Even though the relevant agreement was signed in 2007, EBRD's participation in SENCAP's share capital has not yet been realized.
In addition, the Parent Company's Board of Directors has approved the terms and conditions for the participation of the International Finance Corporation (IFC), a subsidiary of the World Bank, in the share capital of SENCAP. The relevant agreement with IFC was signed in 2008.

At September 30, 2008, PPC's share in assets, liabilities, income and expenses of SENCAP was as follows:

	September 30 2008	December 31 2007
Assets	541	1,887
Liabilities	(207)	(519)
Equity	(334)	(1,368)
Income	-	-
Loss after taxes	(1,034)	(1,162)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of September 30, 2008 and December 31, 2007 are as follows:

	September 30, 2008		December 31, 2007	
	Receivable	Payable	Receivable	Payable
Subsidiaries				
- PPC Renewables S.A.	5,020	(8,943)	1,547	(631)
- PPC Rhodes S.A.	29	-	29	-
- PPC Telecommunications S.A.	112	-	325	-
- Arkadikos Ilios Ena S.A.	13	-	20	-
- Arkadikos Ilios Dio S.A.	3	-	6	-
- Arkadikos Ilios Tria S.A.	-	-	-	-
- Etolikos Ilios Ena S.A.	-	-	-	-
- Etolikos Ilios Dio S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Ena S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Dio S.A.	-	-	-	-
	5,177	(8,943)	1,927	(631)
Associates				
- Larco S.A.	30,933	(6,618)	30.413	-
- PPC Renewables ROKAS S.A.	-	(59)	174	(96)
- PPC Renewables TERNA Energiaki S.A.	-	-	196	-
- PPC Renewables DIEKAT Energy S.A.	-	-	340	-
- PPC Renewables MEK Energiaki S.A.	-	-	345	-
- PPC Renewables ELTEV AIFOROS S.A.	-	-	-	-
- PPC Renewables EDF EN GREECE S.A.	-	-	-	-
- EEN VOIOTIA S.A.	-	(2.550)	464	-
- Good Works S.A.	-	-	-	-
- ORION ENERGIAKI S.A.	-	-	-	-

(All amounts in thousands of Euro, unless otherwise stated)

- ASTREOS ENERGIAKI S.A.	-	-	-	-
- PHOIBE ENERGIAKH S.A.	-	-	-	-
- IAPETOS ENERGIAKI S.A.	-	-	-	-
- Aeoliko Parko Louko S.A.	-	-	-	-
- Aeoliko Parko Babo Viglies S.A.	-	-	-	-
- Aeoliko Parko Lefkivari S.A.	-	-	-	-
- Aeoliko Parko Agios Onoufrios S.A.	-	-	-	-
- Aeoliko Parko Kiliza S.A.	-	-	-	-
	30,933	(6,677)	31,932	(96)
Joint Ventures				
- Sencap	137	-	262	-
Other				
- HTSO	599,155	(650,331)	42,034	(71,700)

PPC's transactions with its subsidiaries and its associates for the period ended September 30, 2008 and 2007 are as follows:

	30.09.2008		30.09.2007	
	Invoiced to	**Invoiced from**	**Invoiced to**	**Invoiced from**
Subsidiaries				
- PPC Renewables S.A	3,473	(11,746)	8	-
- PPC Rhodes S.A.	7	-	6	-
- PPC Telecommunications S.A.	26	-	26	-
- Arkadikos Ilios Ena S.A.	4	-	-	-
- Arkadikos Ilios Dio S.A.	1	-	-	-
- Arkadikos Ilios Tria S.A.	-	-	-	-
- Etolikos Ilios Ena S.A.	-	-	-	-
- Etolikos Ilios Dio S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Ena S.A.	-	-	-	-
- Iliaka Parka Ditikis Makedonias Dio S.A.	-	-	-	-
	3,511	(11,746)	40	-
Associates				
- Larco S.A.	52,409	(5,561)	45,630	(4,259)
PPC Renewables ROKAS S.A.	292	(1,048)	-	-
PPC Renewables TERNA Energiaki S.A.	4	-	-	-
PPC Renewables DIEKAT Energy S.A.	2	-	-	-
PPC Renewables MEK Energiaki S.A.	40	-	-	-
- PPC Renewables ELTEV AIFOROS S.A.	-	-	-	-
- PPC Renewables EDF EN GREECE S.A.	-	-	-	-
EEN VOIOTIA S.A.	928	-	-	-
- Good Works S.A.	-	-	-	-
- ORION ENERGIAKI S.A.	-	-	-	-
- ASTREOS ENERGIAKI S.A.	-	-	-	-
- PHOIBE ENERGIAKH S.A.	-	-	-	-
- IAPETOS ENERGIAKI S.A.	-	-	-	-
- Aeoliko Parko Louko S.A.	-	-	-	-
- Aeoliko Parko Babo Viglies S.A.	-	-	-	-
- Aeoliko Parko Lefkivari S.A.	-	-	-	-
- Aeoliko Parko Agios Onoufrios S.A.	-	-	-	-
- Aeoliko Parko Kiliza S.A.	-	-	-	-
	53,675	(6,609)	45,630	(4,259)
Joint Ventures				
- Sencap	(105)	-	-	-
Other				
- HTSO				
- Use of the transmission system	224,923	-	195,311	-
- Fees for seconded staff	9,488	-	9,177	-
- Access to and operation of transmission system	-	(256,712)	-	(225,171)
- Energy purchases	-	(467,689)	-	(258,488)
- Other services rendered	21,524	-	16,253	-
	255,935	(724,401)	220,741	(483,659)

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A..

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	September 30, 2008		September 30, 2007	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	343,463	31,414	449,053	33,520
DEPA, purchases of natural gas	655,984	78,406	463,267	47,726
	999,447	**109,820**	**912,320**	**81,246**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation: Fees concerning the Group's management members (Board of Directors, Deputy CEOs and General Managers) for the nine month period ended September 30, 2008 and 2007, have as follows:

	September 30,	
	2008	**2007**
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	360	346
- Non-executive members of the Board of Directors	167	154
- Contributions to defined contribution plans	-	1
	527	**501**
Compensation of Deputy CEOs and General Managers		
- Regular compensation	1,056	910
- Contribution to defined contribution plans	120	105
	1,176	**1,015**
Total	**1,703**	**1,516**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

9. DIVIDENDS

PPC's Shareholders General Assembly, which took place on June 12, 2008, decided to distribute dividends for the year 2007 of Euro 23,200 (Euro 0.10 per share), which was paid on July 2nd, 2008.

(All amounts in thousands of Euro, unless otherwise stated)

10. LOAN AGREEMENTS – REPAYMENTS

Within the nine month period ended September 30, 2008 the Parent Company issued ten (10) bond series for a total amount of Euro 740 million repayable within the period 2009-2013, bearing interest at EURIBOR plus a margin, renewed bonds with an annual duration of a total amount of Euro 250 million for one more year, and disbursed an amount of Euro 75 million with a 15 year duration in accordance with a loan agreement concluded in the year 2007.

Furthermore, the Board of Directors of the Parent Company has approved the issue of bonds with an annual duration of an amount of Euro 100 million.

At September 30, 2008 the available committed credit lines of the overdraft facilities amounted to Euro 405 million, while, the unused portion of all overdraft committed facilities of the Parent Company amounted to Euro 3.3 million.

The loan repayments for the six month period ended September 30, 2008 amounted to Euro 525.

11. COMMITMENTS AND CONTINGENCIES

a) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

b) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at September 30, 2008 amounts to approximately, Euro 609.5 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 411.2 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Group for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 41.2 million.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

3. **Claims by employees:** Employees are claiming the amount of Euro 157.1 million, for allowances and other benefits that according to the employees should have been paid by PPC.

4. **Litigation with PPC Personnel Insurance Organization (PIO):** Until September 30, 2008, the PPC Personnel Insurance Organization ("PPC PIO") had filed six actions in law before courts against PPC, for a total amount of Euro 86,060, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 5.318 (two actions), c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) to make a detailed report concerning management of bonds that PPC kept on behalf of PPC – PIO.

   Cases under (a) has been discussed before second instance courts but PPC has filed an appeal that will be discussed before the Supreme Court in September 2008 and the court's decision is expected (b) has already been discussed before first instance courts and the process is on hold till the issuance of an irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, (d) has been discussed before first instance courts but a decision has not been issued, yet and (e) the first instance court has filed against PPC, PPC has filed an appeal, which was discussed in court on September 18th, 2008 and a decision is expected.

   For the above amounts the Group has established provisions, which at September 30, 2008, totalled approximately Euro 138.3 million.

(d) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications, which is approaching completion. The Messohora – Dam tunnel is being used since 31.08.2008. On September 30, 2008, the accumulated amount of the Messochora Power Plant project amounted to Euro 278 million.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   (i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   (ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   (iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   (iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

   PPC's emission reduction plan was submitted to the authorities and has been incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.
   For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st, 2007.
   From October 2007 all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil.
   The aforementioned measure (ii) was completed during the first semester of 2008 while the measure (iii) has been slightly delayed and its completion is expected during the first semester of 2009.
   The renewal of certain thermal power plants' environmental permits is expected, after the recent (August 2008) issue of the Common Ministerial Decision for the National Emissions Reduction Plan (Directive 2001/80/EC).
   In December 2007, a proposal for a new industrial emissions directive amending IPPC and LCP Directives (COM 844 FINAL/2007L) was published by the European Commission. By the time the above directive is finalised, any required additional investments for existing Units will be assessed and redefined.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations and Centers of Hyperhigh Voltage, there is no electromagnetic radiation, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits. Those limits were established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), and are recognised by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

d) ***Tender for the Supply and installation of a 416.95 MW combined cycle natural gas fired power plant at Aliveri:*** After an international tender for the "Supply and installation of a 416.95 MW combined cycle natural gas fired power plant at Aliveri" the project was awarded to Metka S.A. The contract with the company was signed on October 17, 2008. The budgeted cost for the project is Euro 219 million and the deadline for completion is 27 months after the contract is signed. Construction of the plant is delayed due to antiquities found on the construction site. The Common Ministerial Decision approving the environmental terms has been issued and completion of the procedure for obtaining the appropriate permits in the first trimester of 2009, is expected.

g) ***PPC's Investment Program*** : On November 13th, 2007, PPC's Board of Directors approved the submission of applications to both RAE and the Ministry of Development in order to obtain generation licenses for the following 5 generation stations: 1) a combined cycle natural gas fired unit with a capacity of 800 MW in Megalopolis station , 2) a lignite fired unit with a capacity of 450 MW in Meliti station, 3) a lignite fired unit using a fluidized bed technology, with a capacity of 450 MW in the Kozani-Ptolemaida area, 4) a coal-fired unit with a capacity of 700-800 MW in Aliveri, and 5) a coal-fired unit with a capacity of 700-800 MW in Larymna.

h) ***Approval of PPC Renewables' Business Plan:*** PPC's Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately.
Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios Ena and Arkadikos Ilios Dio, were granted a generation license for a solar energy unit of a total capacity of 50MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

i) ***Option for acquisition of DEPA shares :*** PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

j) ***PPC's Business Plan:*** PPC's Business Plan was presented to the investing community on November 18, 2008.

k) ***Appeal against the European Commission's decision regarding lignite extraction rights:*** On May 13, 2008, PPC filed an appeal before the Court of First Instance of the European Communities, against the European Commission's Decision of March 5, 2008 regarding granting, by the Hellenic Republic, of lignite extraction rights. The Greek State has intervened to the above-mentioned Court in favour of PPC, while two companies – competitors of PPC – have intervened in favour of the European Commission.

l) ***Recourse filing and contract denouncement:*** The Parent Company's Board of Directors, in its meeting held on June 24, 2008, has approved the filing of a recourse, against a Ministerial Decision concerning an amendment of generation licences for the company "Aloominion of Greece". On July 30, 2008, the Minister of Development decided to modify the generation licences for "Aloominion of Greece". In October and November 2008, the Parent Company has denounced a contract dated 13.06.2008, for providing power under 150 KV and according to Invoice A, which had been concluded and was in power since March 7, 2008, with "Alouminion of Greece". "Alouminion of Greece" has appealed to the courts filing interim measures against PPC's denouncement of its contract. The above mentioned interim measures will be discussed in the Athens First Instance Court on January 14, 2009.

m) ***Tender for the supply and installation of a new combined cycle unitt at Megalopoli:*** In April 2008, a tender was announced for the "Study, supply, installation and operation of combined cycle natural gas fired unit V of 750-835 MW power plant in Megalopoli". The budgeted cost for the new thermal unit amounts to Euro 570 million with a deadline of 34 months after the contract is signed. The original deadline for submitting offers expired in July 2008 and was given a two month extension which was also extended to November 25, 2008, when the offers of the four competitors were submitted.

n) ***Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes :*** In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately.

o) ***Tax audit:*** The Parent Company has been audited by the tax authorities up to 2005. In July 2008, the tax authorities commenced an audit for the years 2006 and 2007 which has not been completed until the date of publication of the financial statements. The Parent Company's subsidiaries PPC Renewables S.A., PPC Telecommunications S.A. and PPC Rhodes have not been audited by the tax authorities since 1999 (nine unaudited years), 2003 (five unaudited years), and since 1999 (nine unaudited years), respectively. All the other companies that are fully consolidated have not been audited by the tax authorities since their inception.

(All amounts in thousands of Euro, unless otherwise stated)

10. COMMITMENTS AND CONTINGENCIES (Continued)

(p) ***International tender for the construction of the new lignite station in Florina:*** In July 2008, an international tender regarding the "Study, procurement, transfer, installation and operation of the Steam Unit II in Meliti Power station, with a power of 420-450 MW, using powdered lignite as fuel and with the capability to provide thermal energy of 70 MWt for teleheating" was announced. The budgeted cost for the new thermal unit amounts to Euro 675 million. The new unit will be fully equipped with modern and up-to-date antipollutive systems and with a provision to incorporate CO_2 emissions' retainers. The above mentioned project will be completed within 52 months, commencing with the signing of the contract. The deadline for submitting offers expires on February 18th, 2009.

(q) ***Collective Labor Agreement:*** On July 23, 2008 the new collective labor agreement has been signed between management and the employees union for the years 2008 -2009. The new agreement provides for increases in salaries of 3.5% since February 1, 2008 and 3.5% since September 1, 2008 as well as 3% since February 1, 2009 and 3.5% since September 1, 2009.

(r) ***Electricity tariff increases:*** According to a decision by the Minister of Development, which was enacted on July 1, 2008 electricity tariffs for medium and low voltage were increased for consumptions which will be realized since July 1, 2008 herein. Increases are as follows:

- Residential tariffs increase by 6.5%
- Agricultural tariffs increase by 7%
- Commercial tariffs increase by 8%
- Industrial tariffs increase by 9.5%
- Public use tariffs increase by 8%
- Municipal lighting tariffs increase by 7%

In addition, high voltage tariffs increase by 10%.

12. SUBSEQUENT EVENTS

a) ***Bond issues:*** In October 2008 the Parent Company has proceeded to the issuance of one bond of an amount of Euro 100 million with a yearly duration and renewed the duration of a bond of an amount of Euro 30 million for one more year.

b) **Project financing:** The Parent Company for the period 01.10.2008 -27.11.2008,concluded two loan contracts, for the financing of a total amount of Euro 280 million, with a fifteen year duration.

c) ***Euro Medium Term Note (EMTN) program:*** In October 2008 the Parent Company's Board of Directors has approved the establishment of a Euro Medium Term Note Program (EMTN).

13. OTHER EVENTS

a) ***Customers' incentives:*** In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008. Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 was provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with

(All amounts in thousands of Euro, unless otherwise stated)

13. OTHER EVENTS (Continued)

an annual consumption of 6,000 kWh – 12,000 kWh who reduced consumption by 6% or more. As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, providing a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period. The amount of the above mentioned return was estimated at Euro 17 million, approximately, since at the time of publication of the interim 2008 financial statements, this impact could not be quantified, due to the lack of historical data. The estimate was based on actual returns to consumers since August 1, 2008 until the date of publication of the accompanying financial statements and which was calculated in proportion to the period until September 30, 2008.

b) ***Adjustments of PPC's organizational structure to the European environment:*** In the nine month period ended 30.09.2008, the study for the selection of Group PPC's optimal organizational structure in order to adjust to the European environment was completed. Since April 2008 a study concerning the adjustment of the selected structure to the Greek legal framework is in process.

c) ***Acquisition Program.***

(i) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction. According to the schedule recently released by the Steering Committee, it is projected that the bid competitors are going to be invited to participate in a Request for Proposals to be launched by the Ministry by 2nd quarter 2009.

(ii) ***Approval of business collaboration with "Halyvourgiki":*** The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure with both units embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand.

The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%. By its Decision 219/30.10.2008, PPC's Board of Directors approved the construction of the two abovementioned combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure, pending the appropriate actions for the inception of a separate societe anonyme, which will handle the

(All amounts in thousands of Euro, unless otherwise stated)

13. OTHER EVENTS (Continued)

aforementioned project with Halyvourgiki S.A holding 51% of its share capital and PPC 49%, as well as the payment of Euro 4,900,000 in order for PPC to participate to the new company's share capital.

(iii) Approval of business collaboration with RWE: The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following: a) the development in Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital and b) natural gas in Greece and c) renewable energy sources. For those projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.

d) ***Revision of PPC's outlook by rating houses:*** In September 2008, the rating houses of Moody's and Standard and Poor's affirmed PPC's credit rating A2 and BBB+, respectively, while revising the company's outlook from stable to negative.

e) ***PPC's investor relations officer:*** On September 16, 2008 PPC has announced the hiring of Ms. Alexandra Konida, as special counsel, responsible for PPC's investor relations.

14. SEGMENT INFORMATION

Sales and inter segment results are as follows:

	Sales		Result	
	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Interconnected system				
Mines	583,816	588,191	28,807	30,530
Generation	3,584,406	2,725,622	256,674	660,845
Transmission	236,930	209,956	119,839	69,325
Distribution network	563,418	434,492	213,973	39,325
Supply	4,692,754	3,238,497	(335,620)	(338,826)
	9,661,324	**7,196,758**	**283,673**	**461,199**
Creta Network				
Generation	362,539	280,661	3,025	1,250
Distribution network	37,178	27,726	3,893	(2,299)
Supply	241,918	201,342	(185,651)	(132,513)
	641,635	**509,729**	**(178,733)**	**(133,562)**
Non interconnected network				
Generation	354,362	259,803	5,695	(375)
Distribution network	33,455	38,995	(13,824)	(2,008)
Supply	213,838	192.946	(184,307)	(115.805)
	601,655	**491,744**	**(192,436)**	**(118,188)**
Eliminations	(6.488,295)	(4,356,389)		
Financial expenses			(155,675)	(135,077)
Subsidiaries and related parties			(15,109)	2,269
Income tax			13,650	(16,439)
Grand total	**4,416,319**	**3,841,842**	**(244,630)**	**60,202**

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2

Chalkokondyli 30 - 104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD

1 January 2008 - 30 September 2008

According to the Decision 6/448/11.10.2007 of the Hellenic Capital Market Commission's Board of Directors

(Amounts in thousands of Euro except when otherwise indicated)

The purpose of the following data is to provide users with general financial information about the financial condition and the results of operations of Public Power Corporation S.A. and PPC Group. We recommend users that, before proceeding to any kind of investing activity or transaction with the Company, to access the company's web site where the condensed financial statements and the auditor's review report, when is required are published.

Company's web site: www.dei.gr

Board of Directors approval date: November 27, 2008

BALANCE SHEET

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STATEMENT OF CHANGES IN EQUITY

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ADDITIONAL DATA AND INFORMATION

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STATEMENT OF OPERATIONS

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CASH FLOW STATEMENT

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Athens, November 27, 2008

CHAIRMAN & CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN & DEPUTY CEO	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS S. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

END